1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William Tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

January 19, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sheila Stout

Re:	Golub Capital Investment Corporation
Amendment No. 2 to Registration Statement on Form 10
File Number: 000-55696

Ladies and Gentlemen:

On behalf of Golub Capital Investment Corporation, a Maryland corporation (the “Company”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a phone call on December 14, 2016 between Sheila Stout of the Staff and William Tuttle of Dechert LLP, outside counsel to the Company, relating to Amendment No. 2 to the Registration Statement on Form 10 (Registration No. 000-55696) of the Company (the “Registration Statement”). For your convenience, the Staff’s comment is included in this letter, and the comment is followed by the response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

1.	With respect to organization and offering costs, please confirm that the amortization of such costs over a 36-month period did not result in material differences in the Company’s financial statements for any period compared to the GAAP treatment of such costs. Please confirm that any future offering costs will be expensed over a 12-month period consistent with the requirements of GAAP.

Response:

The Company confirms that the amortization of organization and offering costs over 36 months did not result in material differences in the Company’s financial statements for any period compared to the GAAP treatment of such costs. The Company further advises the Staff that it received unqualified opinions from its independent registered public accounting firms with respect to its audited financial statements since inception, which state that the financial statements presented fairly, in all material respects, the financial position of the Company and its results of operations and cash flows in conformity with GAAP. The Company also confirms that any future offering costs will be expensed over a 12-month period consistent with the requirements of GAAP.

Sheila Stout January 19, 2017 Page 2

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	David B. Golub, Golub Capital Investment Corporation
Ross A. Teune, Golub Capital Investment Corporation
Joshua M. Levinson, Golub Capital Investment Corporation
Thomas J. Friedmann, Dechert LLP